Exhibit 99.1





                                                December 27, 2002

Board of Directors
FirstService Bank
90 North Main Street
Doylestown, Pennsylvania  18901

Dear Members of the Board:

         Set forth herein is the updated opinion of Danielson Associates Inc. ("Danielson Associates") as to the "fairness" of the offer by National Penn Bancshares, Inc. ("National Penn") of Boyertown, Pennsylvania to acquire all of the outstanding common stock of FirstService Bank ("FirstService" or the "Bank") of Doylestown, Pennsylvania through an exchange of .567 shares of National Penn common stock - the exchange ratio was later adjusted to .5954 to account for the 5% stock dividend declared by National Penn in October 2002 - and $3.90 in cash for each share of FirstService stock. The "fair" sale value is defined as the price at which all of the shares of FirstService's common stock would change hands between a willing seller and a willing buyer with each having reasonable knowledge of the relevant facts. In opining as to the "fairness" of the offer, it also had to be determined if the National Penn common stock that is to be exchanged for FirstService's stock is "fairly" valued.

         In preparing the original opinion, FirstService's and National Penn's performances were analyzed and their businesses and prospects were reviewed. Also conducted were other financial analyses as we deemed appropriate such as comparable transactions and investment value calculations. Any unique considerations also were considered.

         This original opinion is based partly on data supplied to Danielson Associates by FirstService, but it relied on some public information all of


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which is believed to be reliable, but neither the completeness nor accuracy of such information could be guaranteed. In particular, the opinion assumed there are no major asset quality problems at National Penn beyond what was stated in recent reports to the regulatory agencies.

         In determining the "fair" sale value of FirstService, the primary emphasis was on prices paid relative to earnings for banking organizations that had similar market, structural and financial characteristics. These prices also were related to equity capital, also referred to as "book."

         In the original opinion, based on FirstService's recent performance, its future prospects and comparisons with similar transactions, it has been determined that FirstService's "fair" sale value is between $68 and $76 million, or $14.57 and $16.12 per share. Thus, National Penn's offer through an exchange of National Penn's common stock, which is "fairly" valued, and cash, for FirstService common stock is a "fair" offer for FirstService and its shareholders from a financial point of view.

         There has been no significant change in FirstService's or National Penn's performance or in National Penn's stock price. The value of the offer is therefore still "fair" from a financial point of view to FirstService and its shareholders.


                                                     Respectfully submitted,


                                                     /s/ Arnold G. Danielson
                                                     Arnold G. Danielson
                                                     Chairman
                                                     Danielson Associates Inc.